NEWS RELEASE May 4, 2006 Trading Symbol: AMM - TSX, AAU - AMEX www.almadenminerals.com

ELK Gold Deposit Resource Increased with New Drilling and New 43-101 Resource Calculation

Almaden’s 100% owned ELK gold deposit is located roughly two kilometres (“km”) south of Highway 97 and 45 km southeast of Merritt in the Okanagan area of Southern British Columbia, Canada. The mine is known for its very high gold grades and in the 1990's, 51,750 ounces of gold were produced from 18,400 tons of mesothermal quartz vein ore extracted from the B vein system in open pit and underground operations. To date a total of eight mineralised veins have been discovered on the property. Four vein systems have been drilled in the ELK area: the B system, the WD zone, the GCW zone and the Bullion Creek (BC) zone. Of these two main veins, the B and WD veins have been the focus of practically all the drilling to date and are the only veins for which a resource has been calculated. Almaden has received a new, National Instrument 43-101 compliant resource estimate from the independent Vancouver based Engineering firm Giroux Consultants Ltd. This estimate used geostatistical methods and incorporated drill results from 2004 and 2005 that were not included in the last estimate which was calculated in early 2004.

In the course of analysing the data for the calculation of the 2004 resource estimate it was recognised that, adjacent to both the B and WD vein systems, parallel, less continuous splay veins have been intersected in the drilling. As a result two resource estimates were produced; a two dimensional model which considers only the B and WD veins in what would be an underground mineable resource and a three dimensional model which considers the parallel splay veins, in the B vein only, to allow for the possibility of bulk tonnage mining “Bulk Open Pit Target”. Tabulated results of the 2006 resource estimate is as follows (gold grades are reported in grams per tonne (g/t) and contained ounces are reported as troy ounces):

AREA	Au Cutoff (g/t)	Measured			Indicated			Inferred
		Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold
B Flat Vein	7.0	12,000	34.57	13,300	7,000	13.77	3,100	500	7.74	100
B Steep Vein	7.0	17,000	37.34	20,400	34,000	47.51	51,900	114,000	16.21	59,400
B East Vein	7.0	1,000	12.46	400	8,000	18.13	4,700	26,000	13.88	11,600
WD Vein	7.0	0	0	0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.0	195,000	5.730	35,900	435,000	4.250	59,400	908,000	3.46	101,000
TOTAL		225,000	9.68	70,000	621,000	10.77	215,000	1,094,500	5.35	188,400

As a means of comparison the 2004 and 2006 resource estimates are tabulated together below.

Both the bulk tonnage and high grade vein resources are open along strike in both directions and to depth. In 2001 a possible extension to the B and WD vein systems was found by trenching roughly two km along strike to the east, on the other side of an area of overburden cover. Grab samples of the vein material taken at surface returned averaged analyses of 0.922 oz/ton (31.6 grams/tonne) gold and 3.04 oz/ton silver (104.4 grams/tonne). A 0.5 by 0.5 m panel sample of the same vein taken in the wall of the trench returned 0.635 oz/ton gold (21.8 grams/tonne) and 0.96 oz/ton (32.9 grams/tonne) silver. This discovery was extremely significant as it adds two kilometres of prospective, unexplored strike length to the high-grade vein system where to date no drilling has been carried out. The main thrust of the drilling in 2004 and 2005 was to focus on the main resource block areas and increase the portion of resource categorized as Measured and Indicated. Management is very pleased with the results of this drilling effort and the new resource calculation. The 2006 drilling program will be focused on increasing resources in all categories.

During 2005 and early 2006, a new geologic model pertaining to the emplacement of gold bearing quartz veins in the region surrounding the ELK deposit, lead Almaden to stake an additional 133 adjoining claim units. A work program will be instituted to explore the potential of these new claims in 2006.

2004 ESTIMATE
AREA	Au Cutoff (g/t)	Measured and Indicated			Inferred
		Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold
B Flat Vein	7.0	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7.0	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7.00	2,800	19.43	1,700	25,800	14.96	12,400
WD Vein	7.0	42,600	29.82	40,800	98,700	14.69	46,600
Bulk Open Pit Target	1.00	564,100	4.36	79,100	1,138,900	3.13	114,600
TOTAL		668,300	9.66	207,600	1,317,200	4.91	207,900
2006 ESTIMATE
AREA	Au Cutoff (g/t)	Measured and Indicated			Inferred
		Tonnes	Grade Gold (g/t)	Contained Ounces Gold	Tonnes	Grade Gold (g/t)	Contained Ounces Gold
B Flat Vein	7.0	19,000	26.70	16,300	500	7.74	100
B Steep Vein	7.0	51,000	44.14	72,400	114,000	16.21	59,400
B East Vein	7.00	9,000	17.69	5,100	26,000	13.88	11,600
WD Vein	7.0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.00	630,000	4.71	95,400	908,000	3.46	101,000
TOTAL		846,000	10.48	285,100	1,094,500	5.36	188,400

Mr. Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. produced the resource estimate and is the qualified person under the meaning of National Instrument 43-101. The qualified person and supervisor for the 2005 and 2006 exploration drill programs was Wojtek Jakubowski, P. Geo. All samples were analyzed at Acme Analytical Labs in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicate and blank samples and standards were included in the sample shipments sent to Acme and confirmed procedural quality. Check assays were carried out by ALS Chemex Labs in Vancouver.

In addition to the ELK Gold Mine, Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with Japan Oil, Metals and Gas National Corporation (“JOGMEC”) to explore for base metals over a large area of Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.